Filed by Vacasa, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TPG Pace Solutions Corp.

Commission File No.: 001-40319

Vacasa Releases New Homeowner App, Expanding its Technology Platform Purpose-Built for the Vacation Rental Experience

Leading vacation rental management platform enhances its suite of custom technology offerings focused on elevating vacation rental owner and guest experiences across its portfolio of 30,000+ homes

PORTLAND, Ore. (November 2, 2021) — Vacasa, the leading vacation rental management platform in North America, today announced the release of its homeowner app connecting homeowners with insights into the management, care and performance of their vacation rental home. The Vacasa Homeowner app is a key addition to Vacasa’s suite of technologies to professionalize the vacation rental experience for homeowners and guests, and drive efficiency in home care operations.

“The number-one requested product from our homeowners was a mobile app to monitor the management and performance of their home. We built our Vacasa Homeowner app based on direct feedback and input from our customers, simplifying their ownership experience and providing greater peace of mind around the management of their homes,” said Mike Xenakis, Chief Product Officer of Vacasa. “This is a great example of how our product team of nearly 200 data scientists, engineers, product managers, and designers help Vacasa provide custom, industry-leading tools for our homeowners that few other vacation rental management companies can offer.”

Founded in 2009, Vacasa has developed its own technology ecosystem purpose-built to elevate the vacation rental experience for homeowners. From patented technologies like its homecare scheduler algorithms, to leading yield management systems for optimizing homeowner revenue, Vacasa technologies address the specific needs of vacation rental homeowners, guests, and its employees.

“At our core, Vacasa is a technology company focused on improving our homeowners’ experience, making our guests’ vacations more enjoyable, and increasing operational efficiencies,” said Matt Roberts, CEO of Vacasa. “Looking ahead, we plan to triple our investment in advancing our end-to-end technology platform through the cash proceeds from our planned combination with TPG Pace Solutions.”

Simplifying the vacation rental ownership experience

The Vacasa Homeowner app helps homeowners stay more connected to their vacation rental with a user-friendly, mobile interface. With key functionality like a revenue performance dashboard, owner hold management tools, booking calendar views, real-time push notifications for bookings, and facilitating easy customer support, Vacasa offers homeowners greater transparency into the performance of their homes, even if they live thousands of miles away.

The app joins a collection of innovations developed to simplify and enhance the vacation rental owner experience. Powering homeowner revenue performance, Vacasa’s proprietary yield management system leverages pricing algorithms, proprietary pricing data and artificial-intelligence modeling to optimize pricing and drive greater revenue for homeowners. This system suggests unique rates for over 30,000 properties for the upcoming 540 days, totalling around 15 million suggested room-night prices.

Vacasa maintains an extensive distribution network for its listings of more than 100 booking sites, including Airbnb, Booking.com, and Vrbo, while driving more than 30% of its bookings on Vacasa.com and the Vacasa guest app. In addition, Vacasa’s proprietary universal channel management system instantly shares listing details with appropriate booking sites, seamlessly pushing any needed updates to listings or pricing changes.

Expanding the Vacasa Technology Ecosystem

Beyond the homeowner experience, Vacasa’s suite of technologies helps enhance the guest experience, and increase efficiency in vacation rental home operations.

Bringing the vacation rental booking and in-home experience together, the Vacasa guest app allows guests to book a stay, provides all the information they need about their home – including its location, door codes and access instructions – and offers convenient customer service channels.

When it comes to home operations, vacation rentals present unique challenges over traditional accommodations. For instance, while the distance between hotel rooms is often just a few feet, vacation rentals in the same destination can be located miles apart.

To address this, the Vacasa Field App provides local operations teams with real-time information and updates on home maintenance tickets, allowing them to schedule and prioritize work effectively. In addition, Vacasa developed its HomeCare Hub, including a patented scheduler algorithm that optimizes clean scheduling across geographic regions. The algorithm leverages hundreds of thousands of data points on a daily basis to power efficiency, including: drive time, housekeeper tiering and availability, home size, specific home preferences, and a machine learning model that calculates the predicted clean time for each home.

Vacasa’s HomeCare Hub constantly optimizes a two-week forward view of all housekeeping job assignments, adjusting and reassigning more than 15,000 daily housekeeping schedules over that time period, and dispatching more than 4,000 housekeepers each day. Through September of 2021, Vacasa’s technology has already facilitated more than 921,000 home cleans for both guest and homeowner stays, which is more than 32% higher than its total for 2020.

The Vacasa Homeowner App is a native app available for Vacasa homeowners to download in the App Store for iPhones, and Google Play for Android devices.

About Vacasa

Vacasa is the leading vacation rental management platform in North America, transforming the vacation rental experience by integrating purpose-built technology with expert local and national teams. Homeowners enjoy earning significant incremental income on one of their most valuable assets, delivered by the company’s unmatched technology that adjusts rates in real time to maximize revenue. Guests can relax comfortably in Vacasa’s 30,000+ homes across more than 400 destinations in North America, Belize and Costa Rica, knowing that 24/7 support is just a phone call away. In addition to enabling guests to search, discover and book its properties on Vacasa.com and the Vacasa guest app, Vacasa provides valuable, professionally managed inventory to top channel partners, including Airbnb, Booking.com and Vrbo. In Summer 2021, Vacasa entered into an agreement to become a publicly traded company through a business combination with TPG Pace Solutions (NYSE: TPGS; “TPGS”), a special purpose acquisition company (“SPAC”). Interested parties should refer to the registration statement on Form S-4 filed by Vacasa, Inc. with the U.S. Securities and Exchange Commission for important information regarding TPG Pace Solutions, Vacasa and the proposed business combination.

For more information, visit https://www.vacasa.com/press.

Additional Information and Where to Find It

This press release is being made in connection with a proposed business combination involving Vacasa and TPGS. In connection with the proposed transaction, Vacasa, Inc. (“NewCo”) has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement for the shareholders of TPGS, which also constitutes a preliminary prospectus of NewCo. TPGS urges investors, shareholders and other interested persons to read the preliminary proxy statement/prospectus as well as other documents filed with the SEC (including, when available, the definitive proxy statement/prospectus) because these documents will contain important information about TPGS, Vacasa, NewCo and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of TPGS as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: TPG Pace Solutions, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in Solicitation

TPGS, NewCo, Vacasa and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPGS in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPGS’s executive officers and directors in the solicitation by reading TPGS’s initial public offering prospectus, which was filed with the SEC on April 9, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the proxy statement/prospectus relating to the business combination. Shareholders, potential investors and other interested persons should read the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, carefully before making any voting or investment decisions. Copies of these documents may be obtained for free from the sources indicated above.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from TPGS’s or Vacasa’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement for the business combination between TPGS and Vacasa (the “Business Combination Agreement”); (ii) the ability of the combined company to meet listing standards following the transaction and in connection with the consummation thereof; (iii) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the shareholders of TPGS or other reasons; (iv) the failure to meet the minimum cash requirements of the Business Combination Agreement due to TPGS shareholders redemptions and one or more defaults by the investors in the private placement that is being undertaken in connection with the business combination, and failing to obtain replacement financing; (v) costs related to the proposed transaction; (vi) changes in applicable laws or regulations; (vii) the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability; (viii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (ix) the continuing or new effects of the COVID-19 pandemic on TPGS and Vacasa and their ability to consummate the transaction; and (x) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by TPGS and NewCo.

Additional information concerning these and other factors that may impact TPGS’s and Vacasa’s expectations and projections can be found in TPGS’s periodic filings with the SEC, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC by NewCo., and in the definitive proxy statement/prospectus when available. TPGS’s and NewCo’s SEC filings are available publicly on the SEC's website at www.sec.gov.

The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither TPGS nor Vacasa undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

No Offer or Solicitation

This press release does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release also does not constitute an oﬀer to sell or the solicitation of an oﬀer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No oﬀering of securities will be made except by means of a prospectus meeting the requirements of Securities Act of 1933, as amended, or an exemption therefrom.

No Assurances

There can be no assurance that the transactions described herein will be completed, nor can there be any assurance, if such transactions are completed, that the potential benefits of combining the companies will be realized. The description of the transactions contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the transactions, copies of which have been filed as exhibits to the Current Report on Form 8-K filed by TPGS with the SEC on August 3, 2021.